Engility Holdings, Inc.

New East Holdings, Inc.

3750 Centerview Drive

Chantilly, Virginia 20151

January 16, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, D.C. 20549

Attention:	Pamela Long
Erin Jaskot
Dale Welcome
Anne McConnell

Re:	New East Holdings, Inc.
Engility Holdings, Inc.
Registration Statement on Form S-4
File No. 333-200384

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, New East Holdings, Inc. (“New Engility”) and Engility Holdings, Inc. (“Engility” and, together with New Engility, the “Companies”) hereby request that the effective date of the Registration Statement on Form S-4 (File No. 333-200384) be accelerated to 4:00 p.m., Eastern time, on Wednesday, January 21, 2015, or as soon as practicable thereafter.

In connection with the request, the Companies hereby acknowledge:

•	should the United States Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan D. Thomas at (615) 742-7765 or Jay H. Knight at (615) 742-7756 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted. Thank you for your continued assistance.

United States Securities and Exchange Commission

January 16, 2015

Very truly yours,

Engility Holdings, Inc.

/s/ Thomas O. Miiller

Thomas O. Miiller

Senior Vice President, General Counsel and Corporate

Secretary

New East Holdings, Inc.

/s/ Thomas O. Miiller

Thomas O. Miiller

Secretary

cc:	Jonathan Brooks, Esq., Engility Holdings, Inc.
Ryan D. Thomas, Esq., Bass Berry & Sims PLC
Frederick S. Green, Esq., Weil, Gotshal & Manges LLP
Jaclyn L. Cohen, Esq., Weil, Gotshal & Manges LLP
Marni J. Lerner, Esq., Simpson Thacher & Bartlett LLP

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